Profit and Loss

RJR Importer & Distributor LLC

Date Range: Jan 01, 2023 to Dec 31, 2023

Report Type: Accrual (Paid & Unpaid)



ACCOUNTS	Jan 01, 2023 to Dec 31, 2023
Income	
Florida Retailer Sales	$53,448.85
Sales	$179,769.34
Sales Discounts	-$461.77
Wise Deposit Interest Payments	$2.16
Gain on Foreign Exchange	$277.77
Unrealized Gain on Foreign Exchange	$3,450.74
Total Income	**$236,487.09**
Cost of Goods Sold	
Inventory Expense Akuna	$2,280.00
Inventory Expense Carballal	$1,035.86
Inventory Expense Cerrón	$16,454.35
Inventory Expense Chozas Carrascal	$1,766.67
Inventory Expense Finca el Refugio	$8,213.50
Inventory Expense Marta Maté	$24,360.41
Inventory Expense Pinoso	$54,919.94
Inventory Expense Robiza	$78.00
Total Cost of Goods Sold	**$109,108.73**

Gross Profit	**$127,378.36**
As a percentage of Total Income	53.86%

Operating Expenses

ABL - South Carolina	$50.00
Accounting Fees	$4,203.00
Accounting Software	$317.15
Bank Service Charges	$251.34
Car Rental	$139.36
Chamber of Commerce US & SPAIn	$575.00
Computer – Hosting	$67.39
Computer – Software	$59.42
DBPR Fees	$625.00
Digital Marketing	$3,560.78
Flight tickets	$184.00
Florida Tax DBPR	$2,827.40
Freight & Shipping Costs	$20,441.02
Inmigration Lawyer	$1,800.00
Interest Expense	$3,793.75
Marketing Software	$1,553.13
Meals and Entertainment	$3,339.42
Merchant Account Fees	$12.80
Nasa - Logistic Association	$200.00
Office Supplies	$948.97
Park Street Services Fees	$5,691.00
Parking	$147.45

Operating Expenses

Passion Spirits	$4,713.83
Payroll Employer Taxes	$3,262.68
Payroll – Salary & Wages	$16,371.62
Procurement Software	$453.60
Professional Fees	$4,127.20
Public & Attorney Fees	$19.52
TABC Fee/Not Valid	$1,875.00
Telephone – Land Line	$336.32
Telephone – Wireless	$178.91
Travel Expense	$1,926.42
US Custom Taxes & Duties	$10,060.90
Utilities	$79.13
Vehicle – Fuel	$2,776.09
Warehouse & Delivery Florida	$8,556.74
Wine Fair and Events	$56.70
Wise Comissions	$0.91
Loss on Foreign Exchange	$1,027.88
Unrealized Loss on Foreign Exchange	$624.95
Total Operating Expenses	**$107,235.78**

Net Profit	$20,142.58
As a percentage of Total Income	8.52%

Balance Sheet

RJR Importer & Distributor LLC

As of Dec 31, 2023

Report Type: Accrual (Paid & Unpaid)



ACCOUNTS	Dec 31, 2023
Assets	
Total Cash and Bank	$24,886.28
Total Other Current Assets	$113,926.72
Total Long-term Assets	$0.00
Total Assets	**$138,813.00**
Liabilities	
Total Current Liabilities	$44,357.54
Total Long-term Liabilities	$6,853.65
Total Liabilities	**$51,211.19**
Equity	
Total Other Equity	$77,656.22
Total Retained Earnings	$9,945.59
Total Equity	**$87,601.81**

Cash Flow



RJR Importer & Distributor LLC

Date Range: Jan 01, 2023 to Dec 31, 2023

CASH INFLOW AND OUTFLOW	Jan 01, 2023 to Dec 31, 2023
Operating Activities	
Sales	$214,998.36
Purchases	-$102,107.97
Inventory	-$78,166.47
Payroll	-$19,634.30
Net Cash from Operating Activities	**$15,089.62**
Investing Activities	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Loans and Lines of Credit	$311.75
Net Cash from Financing Activities	**$311.75**

OVERVIEW

Starting Balance	**$9,484.91** As of 2023-01-01
Gross Cash Inflow	$242,456.41
Gross Cash Outflow	$227,055.04
Net Cash Change	**$15,401.37**
Ending Balance	**$24,886.28** As of 2023-12-31